Exhibit 99.3

 Borr Drilling Limited Q1 2021 Presentation 31 May 2021

 Forward looking statements  2    This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends including activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig count and expected tenders and demand levels, strategy with respect to deployment of rigs, expectations on trends and potential in day rates, contract backlog, expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts, expectations with respect to contracting available rigs including warm stacked rigs, expected ability to generate cash from operations, or extend our liquidity runway, EBITDA potential, expected business environment and market upturn including statements made under “Market” and “Outlook” above, expected payments from Pemex, expected increase in tenders for jack-up rigs, global jack-up rig count, increase in demand from IOCs and NOCs, increases in oil production by geography, ability to fix rig rates at current market prices, competitive advantages from joint ventures, generation of free cash flow, expected industry trends including with respect to demand for and expected utilization of rigs, improving macro fundamentals, world economic recovery, and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring, risks relating to industry conditions and tendering activity, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that the expected liquidity improvements do not materialize or are not sufficient to meet our liquidity requirements and other risks relating to our liquidity requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Any forward-looking statements that we make in this presentation speak only as of the date of such statements and we caution readers of this presentation not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The equity raise referenced in this presentation has not been registered under the US Securities Act of 1933, and may not be offered or sold in the US absent registration or an exception from registration or in a transaction not subject to registration under the Securities Act.

 Highlights Q1 2021  3    Total operating revenues of $48.4 million, net loss of $58.1 million and Adjusted EBITDA of $(10.6) million for the first quarter of 2021, while activity remained flat with previous quarterTotal operating revenues includes a reduction of related party revenues of $9.2 million recorded in the first quarter of 2021 relating to prior periods, following an amendment of our Mexican JV agreements regulating the treatment of standby rates. Without this reduction for prior periods, the Adjusted EBITDA would have been $(1.4) million for the quarter. On January 22, 2021, we completed an equity offering raising total proceeds of $46 million. In January, the Company finalized the terms and executed agreements with certain of its creditors for the previously announced liquidity improvement plan.The Company has been awarded 17 new contracts, extensions, exercised options and LOAs/LOIs since the start of 2021 to the date of this report, representing 5,352 days of potential backlog and $458 million in potential revenue, including its Drilling JVs.  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense and amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Key Financials Q1 2021

Income Statement and Balance Sheet

USDm	Q1 2021	Q4 2020
Operating revenues	**48.4**	**60.2**
Gain on disposals	(0.1)	5.9
Rig operating and maintenance expenses	(48.7)	(53.9)
Total operating expenses	**(88.8)**	**(91.5)**
Operating loss	**(40.5)**	**(25.4)**
Income/(loss) from equity method investments	12.2	(7.1)
Total financial expenses net	(27.5)	(25.4)
Net loss	**(58.1)**	**(59.1)**
Adjusted EBITDA	**(10.6)**	**9.0**

Balance sheet (USDm)	Q1 2021	Q4 2020
Total assets	3,170	3,171
Total liabilities	2,145	2,134
Total equity	1,024	1,037
Cash and cash equivalents	49	19

Comments Q1 2021

- **Revenues** for Q1 2021 impacted by one-off reduction of related party revenues from Mexico of $9.2 million for periods prior to the first quarter of 2021. Adjusting for this, activity between the quarters were flat.
- **Rig operating and maintenance expenses** decreased quarter on quarter by $5.2 million
- **Total financial expenses** reflects the relatively low capital cost of the Company's debt
- **Income from equity method investments** reflects the improvement in earnings in Mexico JVs in the quarter
- **Adjusted EBITDA** includes the revenue adjustment of $9.2 million charge in the quarter related to previous periods. Excluding this, the Adjusted EBITDA for the quarter isolated would be $(1.4) million
- **Cash** increased by $29.8 million from previous Q driven by:
  - Net equity raise of $44.8 million
  - Proceeds sale of fixed assets of $1.4 million
  - Interest payments of $9.5 million
  - cash used in operations and contract preparation/activation of $6.9 million

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Borr Drilling

Current oil price is supportive of rig rates approaching $100k/day


Current utilization levels last seen in May 2019
Avg. Brent $63.9/bbl
Avg. Brent $68.4/bbl
Scenario at similar 2019 growth rates
Modern Rig Rates ~$100k
89%
83%
83%
In 8 months:
Utilization +6%
Contracted Fleet +31
390
380
370
360
350
340
330
320
310
300
91%
89%
87%
85%
83%
81%
79%
77%
75%
May 2019
Jan 2020
May 2021
Jan 2022
Marketed Contracted
Marketed Util %

Source: IHS Petrodata, IC jackups only
Projection reflects similar growth rate in utilization as seen in 2019

Borr Drilling 5

Activity recovering – Borr Drilling industry leading backlog win

YTD fixtures[1] (in rig years) already surpassed 2020FY levels


Rig Years
Fixtures
140
120
100
80
60
40
20
0
120 fixtures
111 yrs
113 yrs
94 fixtures
2020 FY
2021 YTD

Borr active in contracting[2]


Days pr rig (total fleet)
Day pr rig (contracted fleet)
Days fixed pr rig
450
400
350
300
250
200
150
100
50
-
401
233
Competitor #1
Competitor #2
Competitor #3
Borr Drilling

Source: IHS Petrodata, IC jackups only adjusted with Company data (contracts data).

[1] Fixtures include new mutual, priced option and mutual option transactions (excludes related party contracts ADNOC, CNOOC/COSL and ARAMCO/ARO)

[2] Includes new contracts, extensions, options and LOI/LOAs; Contracted Fleet = average contracted rig count 2021YTD;

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Borr Drilling

Fleet update

Strong contracting activities YTD …

Rig	Customer	Country	Firm Term (days) [2]	Options (days)	Award Type
Grid	OPEX JV (PEMEX)	Mexico	671		Mexico Incremental [3]
Gersermi	OPEX JV (PEMEX)	Mexico	671		Mexico Incremental [3]
Galar	OPEX JV (PEMEX)	Mexico	457		Mexico Incremental [3]
Odin	OPEX JV (PEMEX)	Mexico	518		Mexico Incremental [3]
Njord	OPEX JV (PEMEX)	Mexico	365		Mexico Incremental [3]
P1	Neptune	Netherlands	70		Contract
P1	Tulip Oil	Netherlands	90		Contract
P1	Tulip Oil	Netherlands	30		Exercised Option
P1	Neptune	Netherlands	122	334	Contract
Norve	BWE	Gabon	100		Contract
Norve	BWE	Gabon	70		Exercised Option
Norve	Undisclosed	Gabon	126	210	LOI
Natt	Oriental	Nigeria	120	30	Contract
Saga	Undisclosed	Malaysia	355		LOA
Idun	Vestigo/Undisclosed	Malaysia	337		Contract
Skald	PTTEP	Thailand	1'097		Contract
Gunnlod	PTTEP	Malaysia	153		Exercised Option
		Total	**5'352**	**574**	

… Building backlog backlog

- **17 new fixtures**[1] YTD adding **USD458m of potential revenue** to the backlog in the Company and its Drilling JVs
- Equivalent **daily rate of ~$85,600**
- Approximately 14.7 years of backlog added versus approximately 5.4 years consumed YTD

[1] Fixture includes new contracts, exercised options, extensions and LOI/LOAs. Potential revenue includes day rate revenues over firm term plus mobilization and demobilization revenues.
[2] Certain contracts, extensions, options and LOI/LOAs are denominated in number of wells. The number of days represented the best estimate wells duration.
[3] Through the Company's participation in the Drilling JVs, based on latest scheduled activity with IWS JV in Mexico.

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Borr Drilling

Fleet status May 2021

Rig Name	Location	2020 – 2023 (Q1–Q4)
Premium Jack-Ups		
Mist	Malaysia	Vestigo; Warm Stacked; ROC Oil; Warm Stacked
Prospector 1 [1]	North Sea	Total; Warm Stacked; One-Dyas; Neptune; Tulip; Neptune; Option
Norve	Gabon	BW Energy; Warm Stacked; BWE; LOI; LOI Option
Idun	Malaysia	Hoang Long; JVPC; Warm Stacked; Vestigo; Petronas
Gunnlod	Singapore / Malaysia	Contract Prep & Mob; PTTEP; Option
Saga	Vietnam / Malaysia	Mob; Eni; Mob; PTTEP; JX Nippon; PTTEP; LOA
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Natt	Nigeria	First E&P; Oriental; Option
Galar	Mexico	Mob; PEMEX
Njord	Mexico	Mob; PEMEX
Odin	Mexico	Mob; PEMEX
Prospector 5 [1]	United Kingdom	Neptune; Warm Stacked; CNOOC; Option
Gerd	Cameroon	Exxon; Warm Stacked
Groa	Cameroon	Exxon; Warm Stacked
Ran [1]	United Kingdom	Spirit Energy; Warm Stacked
Frigg [1]	Cameroon	Shell; Warm Stacked
Skald	Singapore / Thailand	Warm Stacked; Contract Prep & Mob; PTTEP →
Gyme	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked
Jack-Ups Under Construction		
Tivar	KFELS shipyard, Singapore	Rig Delivery in May - 2023
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2023
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2023
Huldra	KFELS shipyard, Singapore	Rig Delivery in October - 2023
Heidrun	KFELS shipyard, Singapore	Rig Delivery in December - 2023

Firm | Option | Available | Under Construction

Borr Drilling

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Collections Rate continue to improve in Mexico  9  Collections from PEMEX through IWS JV  Key points  Collections project to date have been lagging due to activity increase and payment delays.2021 renewed PEMEX commitment to payments supported in part by the Mexican government.Q2 2021 to date collections in excess of the revenues over the same period.The working capital consumed by our Mexican operation remains a focus area of management.  May-21 based on actual collections and forecasted revenues  Q2 21 to date Collections exceeding revenue in same period  9    Collections Rate continue to improve in Mexico

 Illustrative Cash Flow Potential  10  EBITDA and EV/EBITDA implied per jack-up in Borr Drilling  Implied value $100 million EV pr rig, based on $2.6bn fully invested net debt. Share price of $1. Assumes $50k/day in operating costs including SG&A  $m in EBITDA per jack-up  EV/EBITDA  15y average  Peak  Illustrative Available Fleet EBITDA Potential

 Key Attributes Borr Drilling  11  Strong outlook creating significant upside potential for Borr Drilling’s available rigs  Increased collections in Mexico YTD improving the Company’s liquidity and runway  Substantial contracting activities YTD, resulting in robust backlog increase with $458M for Borr Drilling  Improving macro fundamentals driven by oil price and world economic recovery  Lower OPEC spare capacity will drive further improvements in jackup utilization and day rate recovery

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